

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Lavanya Chandrashekar
Chief Financial Officer
Diageo plc
16 Great Marlborough Street
London W1F 7HS, England

      Re: Diageo plc
           Form 20-F for the fiscal year ended June 30, 2023
           Filed August 3, 2023
           File No. 001-10691

Dear Lavanya Chandrashekar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing